Exhibit 99.2

Vitru Limited

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

General

The board of directors of Vitru Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on October 23, 2023 at 11:00 am (São Paulo time). The AGM will be held at the offices of the Company located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina, 88032-005, Brazil and virtually. However, we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the AGM in a virtual form. The Company will also be hosting the meeting live via the Internet. To attend the meeting via the Internet as a shareholder, please visit https://web.lumiagm.com/224321184 and be sure to have the password and control number indicated on your proxy card available. If you wish to attend the meeting as a guest, please visit https://web.lumiagm.com/224321184 and follow the instructions provided to attend as a guest (note that participants joining via this method will be logged as observers and will not have the ability to vote or participate).

On or about September 28, 2023, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/ and on the SEC’s website at https://www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Record Date, Share Ownership and Quorum

Only the holders of record of common shares (the “Common Shares”) of the Company as at the close of business on September 25, 2023, Eastern Time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date for the AGM.

As of the close of business on the Record Date, 33,826,199 Common Shares were issued and outstanding. A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote.

Voting and Solicitation

Each Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The resolutions to be put to the vote at the AGM, other than the resolution with respect to Proposal 3, will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM). The resolution with respect to Proposal 3 to be put to the vote at the AGM will be approved by special resolution (i.e. a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on October 22, 2023, to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person, subject to our above request that, if you wish to attend in person, you do so virtually. If you own Common Shares of record and you do not vote by proxy or in person at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@vitru.com.br and juridicosocietario@uniasselvi.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on October 22, 2023.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

The Company seeks shareholder approval and ratification of the Company’s 2022 audited consolidated financial statements (the “Audited Accounts”), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2022. A copy of the Company’s Audited Accounts is included in the Company’s 2022 annual report on Form 20-F which is available on the Company’s website at https://investors.vitru.com.br/ and on the SEC’s website at https://www.sec.gov.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.

PROPOSAL 2:

RE-ELECTION OF DIRECTORS

Pursuant to Article 21.2 of the Articles of Association, the Company’s board of directors is eligible for re-election, therefore, the Company seeks shareholders’ approval for the appointment, for a two (2) year term, of the following directors: (i) Ms. Aline San Lee Sun (as an independent member of the board of directors); (ii) Mr. Carlos Eduardo Martins e Silva; (iii) Ms. Claudia Jordão Ribeiro Pagnano (as an independent member of the board of directors); (iv) Mr. Daniel Arthur Borghi; (v) Mr. Edson Gustavo Georgette Peli; (vi) Mr. Felipe Samuel Argalji; (vii) Mr. Fernando Cezar Dantas Porfírio Borges; (viii) Mr. Lywal Salles Filho; (ix) Mr. Rivadávia Correa Drummond de Alvarenga Neto (as an independent member of the board of directors); (x) Mr. Weslley Kendrick Silva; and (xi) Mr. Wilson de Matos Silva, in each case to serve in accordance with the Company’s Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION TO THE BOARD OF DIRECTORS OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 3:

APPROVAL OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company seeks shareholder approval that the Amended and Restated Memorandum and Articles of Association be amended and restated pursuant to Article 41.2 of the Amended and Restated Memorandum and Articles of Association by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form presented at the AGM, such deletion, amendment and restatement to become effective only upon the closing of the transaction contemplated by the share purchase agreement with respect to common shares of the Company dated August 25, 2023 between Vinci Capital Partners II J Beta Fundo de Investimento em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC, and Raffaello Investments LLC and Dboat I Fundo de Investimento em Participações Multiestratégia. A copy of the Amended and Restated Memorandum and Articles of Association is available on the Company’s website at https://investors.vitru.com.br/.

Pursuant to the Amended and Restated Memorandum and Articles of Association, such approval requires a special resolution passed by a majority of at least two-thirds of the shareholders voting in person or by proxy at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

COMPANY INFORMATION

A copy of our 2022 annual report on Form 20-F, a copy of our proposed Amended and Restated Memorandum and Articles of Association, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company's website at https://investors.vitru.com.br/.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, Dated: September 28, 2023